SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 27, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on November 27, 2009 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20091127/LTN20091127671.pdf with respect to poll results of the second extraordinary general meeting for the year 2009 of the Company.  An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: November 27, 2009

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF THE
SECOND EXTRAORDINARY GENERAL MEETING
FOR THE YEAR 2009 OF
 CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

POLL RESULTS OF EGM

The second extraordinary general meeting for the Year 2009 of the Company (the "EGM") was held at 9:30 a.m. on 27 November 2009 at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The EGM was convened by the Board and presided by Mr. Si Xian Min, the Chairman of the Board. No resolutions proposed at the EGM were being vetoed or amended.

As at the date of the EGM, there were 8,003,567,000 shares of the Company (the "Shares") in issue. As China Southern Air Holding Company ("CSAHC") was deemed as connected person of the Company, CSAHC and its associates had abstained from voting in relation to the resolutions proposed at the EGM. Accordingly, the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM was 3,255,917,000 Shares.

38 shareholders and authorized proxies holding an aggregate of 5,418,021,538 Shares (representing approximately 67.6951% of the total issued share capital of the Company) were present at the EGM, of which 675,721,538 Shares (representing approximately 20.7536% of the total issued Shares with voting rights at the EGM) were entitled to vote for or against the resolutions proposed at the EGM.

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There was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the EGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the EGM.

All resolutions as set out in the notice of the EGM were duly passed and the poll results are as follows:

Ordinary Resolutions		Total valid votes	For	Against	Abstain	For (%)
1.	To consider and approve the equity transfer agreement entered into between the Company and CSAHC regarding the transfer of 50% equity interest in the JV Company to CSAHC	675,721,538	675,243,938	477,600	0	99.9293%
2.	To consider and approve the agreement entered into between the Company, CSAHC, MTU Aero Engines GmbH, the JV Company regarding the Continuing Connected Transactions and the annual cap for the Continuing Connected Transactions	675,721,538	675,151,438	550,600	19,500	99.9156%

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), KPMG was appointed as the scrutineer in respect of votings at the EGM. (Note)

Lv Hui and Zheng Yi Ling, PRC lawyers from Z & T Law Firm, attended the EGM and issued a legal opinion stating that the convening and holding of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the PRC Company Law, the Opinion on the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the EGM are lawful and valid.

Note:
The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

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By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

27 November 2009

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

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